    As filed with the Securities and Exchange Commission on December 12, 2002
                                File No. 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        ---------------------------------

                               Exelon Corporation
                          Exelon Ventures Company, LLC
                         Exelon Enterprises Company, LLC
                         Exelon Generation Company, LLC
                            Exelon New Trust Company

                             c/o Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                                Chicago, IL 60603
             (Name of company or companies filing this statement and
                     address of principal executive offices)

 -------------------------------------------------------------------------------
                               Exelon Corporation

 (Name of top registered holding company parent of each applicant or declarant)

                        ---------------------------------

                               Randall E. Mehrberg
                  Executive Vice President and General Counsel
                               Exelon Corporation
                      10 South Dearborn Street, 37th Floor
                             Chicago, Illinois 60603

                     (Name and address of agent for service)

                     ---------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

              William J. Harmon                      Constance Reinhard
            Michael G. Strohmeier                    Exelon Corporation
         Jones, Day, Reavis & Pogue         10 South Dearborn Street, 37th Floor
         77 West Wacker, Suite 3500               Chicago, Illinois 60603
           Chicago, Illinois 60601                      312-394-3604
                312-782-3939

                               TABLE OF CONTENTS

                                                                            Page

Item 1.   Description of the Proposed Transaction ............................ 1

          A.   Introduction and General Request .............................. 1

               1.   Introduction ............................................. 1

               2.   Description of the Parties to the Transaction ............ 1

               3.   Summary of Approvals Sought .............................. 1

          B.   Detailed Description of Approval Sought ....................... 2

               1.   Background ............................................... 2

               2.   Proposed Restructuring ................................... 3

               3.   Summary of Benefits to Organization ...................... 3

               4.   Analysis ................................................. 4

Item 2.   Fees, Commissions and Expenses ..................................... 5

Item 3.   Applicable Statutory Provisions .................................... 6

          A.   Rule 54 Analysis .............................................. 6

Item 4.   Regulatory Approvals ............................................... 7

Item 5.   Procedure .......................................................... 7

Item 6.   Exhibits and Financial Statements .................................. 8

          A.   Exhibits ...................................................... 8

          B.   Financial Statements .......................................... 8

Item 7.  Information as to Environmental Effects ............................. 8

Item 1.   Description of the Proposed Transaction

     A.   Introduction and General Request

          1.   Introduction

     Exelon Corporation, a Pennsylvania corporation ("Exelon"), on behalf of itself and certain Subsidiaries (as defined below) files this Application/Declaration under sections 6(a), 7, and 11(b)(2) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 45, 53 and 54 thereunder seeking authority to undertake activities related to Exelon's corporate structure with respect to the Subsidiaries.

     2.   Description of the Parties to the Transaction

          Exelon Generation Company, LLC ("Genco"), a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of exempt wholesale generators;

          Exelon Ventures Company, LLC ("Ventures"), a non-utility company and a first tier subsidiary of Exelon which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC ("Enterprises" and, together with Genco and Ventures, the "Subsidiaries");/1/

          Enterprises, the principal subsidiary through which Exelon conducts its non-utility businesses; and

          Exelon New Trust Company ("MBT"), a to be formed Massachusetts Business Trust, the entity that will be used to accomplish the transaction described in this Form U-1./2/

     3.   Summary of Approvals Sought.

     As indicated above, Ventures is a wholly-owned first tier subsidiary of Exelon. Genco and Enterprises are wholly-owned subsidiaries of Ventures. Exelon and the Subsidiaries seek authority to (i) form a new wholly-owned subsidiary of Ventures, MBT and (ii) for Ventures to transfer its wholly-owned subsidiaries Genco and Enterprises to MBT.

     --------------------------------

     /1/ As described in the Form U-1 Application-Declaration seeking approval of the merger between Unicom Corporation ("Unicom") and PECO Energy Company ("PECO"), to form Exelon, formation of Ventures was necessary to achieve the desired corporate reorganization of the Unicom non-utility subsidiaries and the PECO non-utility subsidiaries without incurring substantial income tax liability. See Exelon Corporation, Holding Co. Act Release No. 27256
(October 19, 2000) (the "Merger Order").

     /2/ The name "Exelon New Trust Company" serves currently as a place holder for the to be formed entity. Exelon will choose a final name upon the formation of the entity and will amend the record in this proceeding to reflect such name.

     B. Detailed Description of Approval Sought

          1. Background

     Genco is currently in the process of acquiring various generating and other assets consisting primarily of power generation facilities operating (or under construction) and located primarily in Massachusetts (the "Massachusetts Exempt Businesses"). Acquisition of the Massachusetts Exempt Businesses will not require any Commission approval because all entities acquired are either exempt wholesale generators, energy related companies under Rule 58 or intermediate subsidiaries of the type approved in Holding Co. Act Release No. 27545 (June 27,
2002). All of the Massachusetts Exempt Businesses are currently held in various limited liability companies.

     The acquisition of the Massachusetts Exempt Businesses by Genco is anticipated to have certain adverse state tax impacts on the Exelon system, unless the corporate restructuring for which authority is sought in this Application can be implemented. State and local income and franchise taxes are often directly impacted by a company's organizational structure, choice of legal entity, state of incorporation, and other factors. The current legal entity structure of the Exelon system is not the most efficient structure from a state income and franchise tax standpoint when considering the changes in Genco's business model resulting from the acquisition of the Massachusetts Exempt Businesses. The Massachusetts Exempt Businesses are primarily located in Massachusetts and other high tax states. Massachusetts has an unusual corporate excise tax that includes both a tax on income and property and is very different from the majority of states in which Genco currently operates. The overall tax burden imposed by Massachusetts on corporate entities is generally greater than that imposed by other states in which Genco does business.

     The acquisition of the Massachusetts Exempt Businesses by Genco under the current legal entity structure will cause Genco's existing nexus (i.e., physical presence) in Massachusetts to increase. This will cause Genco to be taxable in Massachusetts on its existing income and capital (i.e., pre-Massachusetts Exempt Businesses attributes) as well as its income and capital resulting from the Massachusetts Exempt Businesses./3/ This will have the effect of increasing the overall tax burden of the Exelon system. This is true even though the Massachusetts Exempt Businesses being acquired will not immediately generate taxable income. Additionally, the existing legal entity structure creates the potential for multiple taxation of the same income. The state income tax treatment of certain entities (e.g., limited liability companies) and dividends varies in different states. Under the existing structure, risk exists that dividends to Ventures from the entities owning and operating the Massachusetts Exempt Businesses and Ventures' other subsidiaries could be subject to multiple layers of state income tax without meaningful relief in other states. This risk of multiple taxation could be significant to the Exelon system due to the profitability of the generation segment and the magnitude of potential distributions paid from these entities.

     -----------------------------

     /3/ A multi-state entity apportions (i.e., divides) its income between various states based on its amount of property, payroll and sales in each state. The acquisition of the Massachusetts Exempt Businesses would cause Genco's taxability in Massachusetts to increase regardless of the income or loss actually produced from the Massachusetts Exempt Businesses.

          2. Proposed Restructuring

     Because of the issues discussed above, the Subsidiaries propose to implement a restructuring that would create a more tax-efficient legal entity structure, thereby reducing the Exelon system's overall tax burden, and reducing the risk of multiple taxation of the dividends from the Massachusetts Exempt Businesses and Ventures' other subsidiaries. Such restructuring has become necessary due to the changes in Genco's business operations, including the acquisition of the Massachusetts Exempt Businesses. The rules relating to the taxation of certain legal entities for state income and franchise tax purposes should allow the Exelon system to reduce its overall tax burden and reduce the risk of double taxation without changing the underlying business operations of Ventures, Genco and Genco's subsidiaries. The benefits of the proposed restructuring to the Exelon organization are discussed in more detail below.

     In order to mitigate the adverse state tax impact to the Exelon organization from the acquisition of the Massachusetts Exempt Businesses, Exelon and the Subsidiaries propose to create a new subsidiary, MBT, under Ventures to hold Ventures' membership interests in Genco and Enterprises. The proposed new legal entity would be formed as a business trust under Massachusetts law. MBT would be wholly owned by Ventures. Upon formation, MBT will elect to be taxed as a corporation for federal tax purposes./4/ Subsequently, Ventures will contribute its membership interests in Genco and Enterprises to MBT. As a result, Exelon will remain the sole owner of Ventures, Ventures will be the sole owner of MBT and MBT will be the sole owner of Genco and Enterprises. For a further illustration of the current corporate structure of the Exelon system with respect to Ventures and its subsidiaries as well as the anticipated restructuring, see the diagrams filed as Exhibit H to this Application/Declaration.

     Upon completion of the restructuring, MBT will become a registered holding company under the Act.

          3. Summary of Benefits to Organization

     This proposed restructuring is expected to increase the overall efficiency of Exelon's legal entity structure and should provide substantial state tax efficiencies for the Exelon organization. These state tax efficiencies are projected to create benefits to the Exelon organization of between $3 and $4 million on an annual basis./5/

     In addition, the proposed restructuring should reduce the risk of multiple layers of taxation associated with dividends from Ventures' various subsidiaries to Ventures. The benefit to the Exelon system of reducing this risk of multiple taxation is significant.

     Due to the nature of these state tax efficiencies and the operation of the applicable state tax provisions, the benefits to the Exelon organization cannot be realized until the above restructuring is completed. Immediately upon the completion of the restructuring, the benefits will begin to accrue to the organization. Accordingly, for every month of delay in implementing

------------------------
     /4/ Treas. Regs.ss.301.7701-1, et. seq.

     /5/ Benefits calculated net of federal tax effect.

the restructuring, the Exelon organization will forgo approximately $250,000 to $330,000 of potential benefits./6/

          4. Analysis

     The Commission has previously addressed applications requesting changes to the corporate structure of a registered holding company system, that were a change in form but not a change in business substance as related to the Act./7/ The Commission recently authorized Exelon to conduct internal corporate reorganizations and to form new intermediate subsidiaries for internal corporate structuring of the form generally sought herein./8/ However, the authority granted is limited to Exelon's non-utility subsidiaries and therefore does not encompass the right to conduct the anticipated reorganization with respect to Genco, one of Exelon's public utilities, albeit not a state-regulated utility.

     However, in a series of recent orders approving the acquisition of electric or gas utility companies and the associated formation of registered holding companies, the Commission has approved the implementation of multiple intermediate holding companies between the registered holding company and its public utility subsidiaries to preserve structural and financial benefits./9/

     For example, in Energy East Corp.,/10/ the Commission authorized the interposition of CMP Group, Inc. between Energy East and Central Main Power, although it would result in Energy East being a holding company with respect to a subsidiary which "itself has a subsidiary company which is a holding company." The Commission stated that "[t]he corporate structure that section 11(b)(2) was intended to eliminate was the pyramiding of holding company groups. The practice of pyramiding typically involved the interposition of one or more holding companies between the ultimate parent holding company and the operating companies and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights. Various abuses that Congress sought to remedy by the Act were traceable in large measure to the use of the pyramiding device." In light of those abuses Congress sought to remedy, the Commission concluded that the intermediate holding company would not serve as a

--------------------------
     /6/ Based upon Genco's estimates of taxable income.

     /7/ E.g., Allegheny Energy, Inc., Holding Co, Act Release No. (27486) (December 31, 2001) (authorizing Genco to incorporate in a new state, transfer several other entities from Allegheny to Genco, and merge an energy trading subsidiary into Genco); General Public Utilities Corporation, Holding Co. Act Release No. 25108 (June 26, 1990) (authorizing Energy Initiatives, Incorporated to change its state of incorporation to Delaware by a statutory merger with a newly formed Delaware corporation); Louisiana Power & Light Company, Holding Co. Act Release No. 18791 (January 28, 1975) (changing state of incorporation from Florida to Louisiana); General Public Utilities Corporation, Holding Co. Act Release No. 16298 (February 26, 1969) (authorizing the registered holding company to change its state of incorporation from New York to Pennsylvania).

     /8/ See Exelon, Holding Co. Act Release No. 27545 (June 27, 2002); See also, Emera Incorporated, Holding Co. Act Release No. 27445 (October 1, 2001); Progress Energy, Holding Co. Act Release No. 27297 (December 12, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000).

     /9/ See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000); Energy East Corp., Holding Co. Act Release No. 27224 (August 31,
2000); PowerGen plc Holding Co. Act Release No. 27291 (December 6, 2000).

     /10/ Holding Co. Act Release No. 27224 (August 31, 2000).

means by which Energy East would diffuse control, rather, the intermediate holding companies "will be maintained for the purpose of helping Applicants capture economic efficiencies that might otherwise be lost."/11/

     In addition thereto, in the Merger Order approving the formation of Exelon, the Commission approved the corporate structure of Ventures and its chain of utility companies. The Commission found that the structure will centralize the organization and control of all generating entities in the Exelon system and will enhance operational efficiency and coordination. The Commission recognized that the structure is necessary for tax reasons related to the realignment of PECO's non-utility subsidiaries. Finally, the Commission held that "[a]ll of the utility companies in the Ventures chain can be viewed, for purposes of section 11(b)(2), as essentially a single company."/12/ The interposition of MBT will further the tax efficient structure of Ventures Exelon was already seeking to achieve during the Merger reorganization. Granting the authority sought in this Application/Declaration is therefore consistent with the Merger Order.

     As a registered holding company, MBT will be required to seek Commission approval for any issuance of securities and for other actions under the Act. MBT does not seek any authorization to issue securities except in connection with the reorganization described in this Form U-1. Accordingly, MBT will have no security holders other than Ventures

     As discussed above, Exelon and the Subsidiaries are intending to interpose an additional holding company subsidiary between Ventures and its subsidiaries Genco and Enterprises to create a more efficient legal entity structure, reduce the risk of multiple taxation, and realize substantial tax savings. MBT will not serve as a means to diffuse control and hence will not contravene the requirements of section 11(b)(2). The interposition of MBT does not cause concern with respect to the various abuses Congress sought to remedy. Therefore Exelon and the Subsidiaries respectfully request authority to implement the corporate reorganization proposed in this Application/Declaration.

Item 2. Fees, Commissions and Expenses

Estimated Legal Fees and Expenses                $40,000
Estimated Miscellaneous Expenses                   5,000
                                            ------------
     Total                                       $45,000
                                            ------------


--------------------
     /11/ See also, National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (Holding that the intermediate holding companies will not serve as a means by which National Grid seeks to diffuse control of the NEES Group. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in a cross-border transaction.); PowerGen plc Holding Co. Act Release No. 27291 (December 6, 2000) (Authorizing the intermediate holding companies as they will exist primarily to create an economically efficient structure for the merger and the ongoing operations of PowerGen and the LG&E Energy Subsidiaries).

     /12/ Id.

Item 3. Applicable Statutory Provisions

     Sections 6, 7, and 11 of the Act and Rule 45, 53 and 54 thereunder are considered applicable to the proposed transactions as described herein.

     To the extent that the proposed transactions are considered by the Commission to required authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     A. Rule 54 Analysis

     The proposed transactions are subject to the requirements of Rule 54.
Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Exelon currently does not meet all of the conditions of Rule 53(a). As of September 30, 2002, Exelon's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2,076 million which is in excess of the 50% of Exelon's average consolidated retained earnings of $1,381 million at September 30, 2002 which is the "safe harbor" limitation contained in Rule 53(a). However, under the Financing Order/13/ the Commission has authorized Exelon to increase its "aggregate investment" in EWGs and FUCOs to an amount of up to $4 billion. Therefore, although Exelon's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the Financing Order.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the Financing Order, there has been no material adverse impact on Exelon's consolidated capitalization resulting from Exelon's investments in EWGs and FUCOs. At September 30, 2002, Exelon's consolidated capitalization consists of 37% equity, 3% preferred securities, 58% long-term debt (including current maturities of long-term debt), and 2% short-term debt. These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. Further, since the date of the Financing Order, there has been no material change in Exelon's level of earnings from EWGs and FUCOs.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and

-------------------
     /13/ The Commission entered its order on November 2, 2000 (HCAR No. 35-27266; 70-9693) as supplemented on December 8, 2000 (HCAR No. 35-27296) (the
"Financing Order") approving certain financing transactions for Exelon and its Subsidiaries.

otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred./14/ Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

     Exelon's authority to use the proceeds of financings for investments in EWGs and FUCOs is contained in the Financing Order. Exelon represents that it will remain in compliance with the requirements of rule 53(a), other than rule 53(a)(1), at all times through March 31, 2004. As required by the Financing Order, Exelon will file a post-effective amendment in File No. 70-9693 in the event that one of the circumstances described in rule 53(b) should occur during the period through March 31, 2004. If a rule 53(b) event should occur, the Financing Order would cease to be effective to the extent that it authorizes Exelon to use the proceeds of financings approved therein to make any further investments in EWGs and FUCOs in amounts in excess of 50% of consolidated retained earnings without obtaining a supplemental order.

Item 4. Regulatory Approvals

     Under Section 184 of the Atomic Energy Act of 1954, as amended, U.S. Nuclear Regulatory Commission ("NRC") approval is necessary to complete the reorganization. Under Section 203 of the Federal Power Act, Federal Energy Regulatory Commission ("FERC") approval is necessary to complete the reorganization. No other state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5. Procedure

     Exelon and the Subsidiaries hereby request that there be no hearing on this Application/Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice specifying the minimum period allowed under the Commission's rules during which comments may be entered and the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission. Exelon and the Subsidiaries hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day

-------------------
     /14/ ETT Nevada Inc., Inc. an indirect subsidiary of Exelon, filed for protection under Chapter 11 of the Bankruptcy Code on April 4, 2002. This filing was necessary to protect ETT Nevada's $9.3 million equity investment in Northwind Aladdin, LLC from the risk of loss due to a possible lender foreclosure and to avoid disruption to Northwind Aladdin's business and operations. This filing does not violate Rule 53(b)(1) because the bookvalue of ETT Nevada, Inc. $(171,734) is less than 10% of Exelon's consolidated retained earnings of $1,381 million at September 30, 2002.

waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     A. Exhibits

-----------------------------------------------------------------------------------
Exhibit No.             Description of Document                Method of Filing
-----------------------------------------------------------------------------------
A              Exelon New Trust Company Instrument         To be filed by amendment
-----------------------------------------------------------------------------------
B              Inapplicable                                NA
-----------------------------------------------------------------------------------
C              Inapplicable                                NA
-----------------------------------------------------------------------------------
D              Inapplicable                                NA
-----------------------------------------------------------------------------------
E              Inapplicable                                NA
-----------------------------------------------------------------------------------
F-1            Preliminary opinion of counsel to Exelon    To be filed by amendment
-----------------------------------------------------------------------------------
F-2            Past-tense opinion of counsel to Exelon     To be filed by amendment
-----------------------------------------------------------------------------------
G              Form of Notice of filing                    Filed herewith
-----------------------------------------------------------------------------------
H              Corporate Structure of Exelon Ventures      Filed herewith
-----------------------------------------------------------------------------------

     B. Financial Statements

--------------------------------------------------------------------------------------------
Statement
   No.                       Description                       Method of Filing
--------------------------------------------------------------------------------------------
FS-1           Consolidated Financial Statements of        Incorporated by reference to
               Exelon Corporation as of                    Annual Report on Form 10-K for
               December 31, 2001                           the year ended December 31, 2001
--------------------------------------------------------------------------------------------
FS-2           Consolidated Financial Statements of        Incorporated by reference to
               Exelon Corporation as of March 31,          Forms 10-Q for the fiscal
               June 30, and September 30, 2002             quarters ended March 31, June 30,
                                                           and September 30, 2002
--------------------------------------------------------------------------------------------

Item 7.  Information as to Environmental Effects

     The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/ Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    December 12, 2002
                                             Exelon Corporation

                                             By: /s/ Randall E. Mehrberg
                                                 -----------------------
                                                        Randall E. Mehrberg
                                             Executive Vice President
                                             and General Counsel


                                             Exelon Ventures Company, LLC
                                             Exelon Enterprises Company, LLC
                                             Exelon Generation Company, LLC
                                             Exelon New Trust Company

                                                    c/o Exelon Corporation
                                                    10 South Dearborn Street
                                                    37th Floor
                                                    Chicago, Illinois 60603

                                              By:  Exelon Corporation

                                              By:  /s/ Randall E. Mehrberg
                                                   ------------------------
                                                        Randall E. Mehrberg
                                              Executive Vice President
                                              and General Counsel